March 26, 2015

Via EDGAR and U.S. Mail

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	xG Technology, Inc.
Form Pre 14C
Filed March 10, 2015
File No. 001-35988

Dear Mr. Spirgel and Ms. Murphy:

We hereby submit the responses of xG Technology, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated March 18, 2015, to Roger Branton, Chief Financial Officer of the Company, in regard to the above-referenced Form Pre 14C (the “Schedule 14C”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the respective page numbers in the Schedule 14C. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 14C, as indicated in the specific response.

General

Please tell us the identity of the shareholders that have provided written consent and describe the shareholders' respective relationships to xG Technology, Inc. In addition, please describe the events that led to the obtainment of written consents and provide a detailed legal analysis of the basis on which you concluded that the process of obtaining the consents did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(1).

Company Response: The Company received written consent from the following majority shareholders, representing 50.02% of our outstanding voting stock on February 24, 2015, for the issuance of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock (collectively, the “Preferred Stock”); Series A Warrants, Series B Warrants and Series C Warrants (collectively, the “Warrants”); Series A Commitment Shares, Series B Commitment Shares and Series C Commitment Shares; the Common Stock issuable upon the exercise of the Warrants; and the Common Stock issuable upon conversion of the Preferred Stock:

1.	MB Technology Holdings, LLC (“MBTH”), long-term investor and significant shareholder of the Company, as disclosed on page 11 of the Schedule 14C. MBTH has historically provided significant management and financial support to the Company since its inception pursuant to a Management Agreement with the Company, dated April 29, 2014. Roger Branton, the Company’s Chief Financial Officer, and George F. Schmitt, the Company’s Executive Chairman of the Board, Director and Chief Executive Officer, are Directors of MBTH. Richard Mooers, a Director of the Company, is the Chief Executive Officer and Director of MBTH.
2.	George F. Schmitt, Executive Chairman of the Board, Director and Chief Executive Officer of the Company.
3.	Richard Mooers, Director of the Company, consenting individually and/or as investment manager of trusts for the benefit of his children.
4.	George F. Schmitt, Jr., adult son of George F. Schmitt, Executive Chairman of the Board, Director and Chief Executive Officer of the Company.
5.	Joan Schmitt-Martinez, adult daughter of George F. Schmitt, Executive Chairman of the Board, Director and Chief Executive Officer of the Company.
6.	Marathon Capital Management, long-term investor in the Company with a close relationship to George F. Schmitt, Executive Chairman of the Board, Director and Chief Executive Officer of the Company.
7.	Lotus Capital Markets LLC, long-term investor in the Company, which was introduced to the Company through Palmi Sigmarsson, former Director of the Company.
8.	Roger Branton, Chief Financial Officer of the Company.
9.	John Coleman, Director and former Chief Executive Officer of the Company.
10.	Wennberg Industries AB and Mats Wennberg, long term investor in the Company. Mats Wennberg, Chief Executive Officer of Wennberg Industries AB, is a former Director of the Company and former Chief Executive Officer of the Company from January 2004 to September 2005.

The consenting shareholders include active or former officers or directors of the Company, long-term investors of the Company and the adult son and daughter of the Company’s Executive Chairman and Chief Executive Officer, each of whom independently own shares of the Company’s Common Stock. All of these shareholders are generally familiar with or have been actively involved with the Company over the years through management or investments and, therefore, do not require certain protections afforded under Section 14 of the Securities Exchange Act of 1934 (the “Exchange Act”). Each of the shareholders has been consistently instrumental in funding the Company dating back to before the Company became public in the United States.

During 2014 and early 2015, each of the above consenting shareholders was actively involved in the Company’s discussion of its financing needs. These shareholders made repeated calls to Roger Branton, the Company’s Chief Financial Officer, whether during business hours or otherwise, to discuss or inquire about the steps the Company was taking to raise capital and to grow its business. When it became clear that a declining stock price and resultant market capitalization would require the Company to receive shareholder approval pursuant to Nasdaq Rule 5635(d), these shareholders independently expressed their willingness to provide such approval in order to assure that the Company could raise the requisite amount of capital in a private transaction. As part of these communications, this group of shareholders expressed interest in the Company entering into a transaction involving the issuance of preferred stock and warrants. Subsequent to these informal discussions, the Company’s Board of Directors then approved such a transaction, which was followed by the shareholders’ written consent.

The Company does not believe that the communications between the Company’s Chief Financial Officer and the above consenting shareholders involved solicitation within the meaning of Rule 14a-1(l)(1) of the Exchange Act. Rather, the Company believes that these communications fall within the purview of communications that do not constitute solicitation under Rule 14a-l (l)(2)(iv), specifically, “a communication by a security holder who does not otherwise engage in a proxy solicitation (other than a solicitation exempt under section 240.14a–2) stating how the security holder intends to vote and the reasons therefor, provided that the communication… (c) is made in response to unsolicited requests for additional information with respect to a prior communication by the security holder ......” Such communications entailed collaborative discussions between the Company’s Chief Financial Officer and a small group of active shareholders, who were part of management of the Company, long-term investors or otherwise had close personal relationships with the Company, for the purpose of exploring steps that would be in the best interests of the Company and all of its shareholders. These consenting shareholders independently expressed their willingness to provide approval for the Company to raise capital in a private transaction. The Company has communicated with this group of consenting shareholders on a routine basis in the past with respect to the Company’s financing needs and other business matters of the Company. Such shareholders continue to provide significant financial, operational and strategic support to the Company. Furthermore, no commission or remuneration was paid in obtaining the shareholder consents.

In addition, none of the communications with the consenting shareholders resulted in the disclosure of material, non-public information. These shareholders knew of the Company’s declining stock price and the Company’s financial condition from its public filings when making their independent decision to provide shareholder approval to the Company to raise capital in a private transaction.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact David E. Danovitch, Esq. of Robinson Brog Leinwand Greene Genovese & Gluck P.C., our counsel at (212) 603-6300.

Respectfully submitted, xG TECHNOLOGY, INC.

By:	/s/ Roger Branton
Name: Roger Branton Title: Chief Financial Officer